UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE — ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE — ACT OF 1934

For the transition period from                      to

Commission file number 1-13782

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Wabtec Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of the principal executive office.

Westinghouse Air Brake Technologies Corporation

1001 Air Brake Avenue

Wilmerding, PA 15148

WABTEC SAVINGS PLAN

Form 11-K Annual Report Pursuant To Section 15(D) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2012

WABTEC SAVINGS PLAN

ANNUAL REPORT ON FORM 11-K

DECEMBER 31, 2012 AND 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of Wabtec Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Wabtec Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held at December 31, 2012 on page 13 and the Schedule of Delinquent Participant Contributions for the year ended December 31, 2012 on page 14 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Freed Maxick, CPAs, PC

Buffalo, New York

June 28, 2013

WABTEC SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2012	2011
Investments at fair value:
Shares of registered investment companies	$195,218,415	$148,747,960
Common collective trust	39,343,387	38,463,299
Employer securities	32,485,572	28,219,595

	267,047,374	215,430,854

Receivables:
Notes receivable from participants	7,743,525	6,402,998
Securities in transit	5,166,776	217,501
Employee contributions receivable	385,299	241,871
Employer contributions receivable	6,398,916	4,890,653

Net assets available for benefits	286,741,890	227,183,877

Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	(1,066,981)	(934,530)

Net assets available for benefits	$285,674,909	$226,249,347

The accompanying notes are an integral part of these financial statements.

WABTEC SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2012	2011
Sources of net assets:
Unrealized gain (loss) on investment transactions	$20,800,554	$(2,085,212)
Employee contributions	14,785,079	11,429,989
Employer contributions	11,836,778	8,998,541
Interest and dividend income	6,506,541	5,046,974
Realized gain on investment transactions	4,963,625	2,436,292

Total sources of net assets	58,892,577	25,826,584

Applications of net assets:
Benefit payments	21,080,517	15,535,176
Administrative expenses	181,913	189,351

Total applications of net assets	21,262,430	15,724,527

Increase in net assets	37,630,147	10,102,057

Transfer of assets into plan	21,795,415	2,681,283

Net assets available for benefits:
Beginning of year	226,249,347	213,466,007

End of year	$285,674,909	$226,249,347

The accompanying notes are an integral part of these financial statements.

WABTEC SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

1. DESCRIPTION OF PLAN

The following description of the Wabtec Savings Plan (“the Plan”) provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan, effective March 9, 1990, amended and restated effective January 1, 2013, is a contributory plan intended to comply with the provisions of Sections 401(a), 401(k), and 401(m) of the Internal Revenue Code (the “Code”). Except for certain collectively bargained employees as described below, all regular United States employees of Westinghouse Air Brake Technologies Corporation and its subsidiaries (“Wabtec” or the “Company”) are eligible to participate upon their hire date. All collective bargaining employees in Wilmerding, Pennsylvania and Greensburg, Pennsylvania are eligible to participate in the Plan upon their hire date but those hired before October 1, 2004 are not eligible for employer contributions. Collectively bargained employees of Triangle Engineered Products are eligible to participate, but are not eligible for employer contributions. Collectively bargained employees of Barber Spring Pennsylvania are eligible for discretionary matching and discretionary annual profit sharing contributions. As of June 1, 2012, former collectively bargained employees of Barber Spring Ohio are no longer covered by their union multiemployer plan and are eligible to participate in the Plan. All collectively bargained employees in Boise, Idaho are eligible to participate in the Plan, but are not eligible for employer contributions.

The G&B Specialties, Inc. Profit Sharing Plan was merged into the Plan on February 1, 2011. The total fair market value of the net assets transferred into the Plan as a result of this merger was $2,681,283. The Swiger Coils Systems LLC Profit Sharing/401(k) Plan was merged into the Plan on January 1, 2012. The total fair market value of the net assets transferred into the Plan as a result of this merger was $5,554,700. The Xorail Profit Sharing Plan was merged into the Plan on January 1, 2012. The total fair market value of the net assets transferred into the Plan as a result of this merger was $11,669,438. The Fulmer Company Employees 401(k) Plan was merged into the Plan as of the end of the day on December 31, 2012. The total fair market value of the net assets transferred into the plan as a result of this merger, was $4,571,277.

Wabtec’s Board of Directors (the “Board”) is responsible for oversight of the Plan. The Pension Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance and periodically reports to the Board or its delegate.

Contributions

Participants may contribute, through payroll deductions, employee elective pre-tax contributions from 1% to 50% of their eligible compensation, limited to $17,000 in 2012 and $16,500 in 2011. Also, effective January 1, 2008, new eligible employees are automatically enrolled in the Plan, with 3% of eligible compensation contributed to the Plan as employee pre-tax contributions, unless such employees elect a different contribution percentage (or elect not to contribute). This automatic enrollment provision does not apply to certain employee groups (such as certain collectively bargained employees). In addition, participants may contribute employee after-tax contributions from 1% to 50% of their compensation. Participants who were 50 years of age or older during the plan year are allowed to contribute additional pre-tax catch up contributions, up to $5,500 annually in 2012 and 2011. Participants’ total annual contributions may not exceed the contribution limits under Section 415(c) of the Code. In addition, the combination of an employee’s elective pre-tax contribution and after-tax contribution may not exceed 50% of their eligible compensation.

For those participants that are eligible, the Company makes an annual basic contribution of 3% of a participant’s eligible compensation, with the general requirement that the Company employs the participant on December 31. In addition, the Company will match 100% of the participant’s pre-tax and/or after-tax contributions to the plan up to a total of 3% of eligible compensation.

The Plan allows participants to direct their contributions, and contributions made on their behalf, to any of the investment alternatives offered under the Plan.

Withdrawals

Participants may make the following types of withdrawals:

In-Service Withdrawals - A participant may withdraw any amount of the vested portion of their employer matching account, employer basic account, employee after-tax account, and rollover accounts at any time. Once a participant has reached age 59 1/2, he or she can withdraw any portion of their employee elective account.

Hardship Withdrawals - In the case of hardship, as defined in the plan document, the participant can receive up to 100% of his or her employee elective account. Hardship withdrawals are limited to once every plan year. Employee contributions cannot be made to the Plan for a period of six months following the hardship withdrawal.

Notes Receivable from Participants

Notes receivable from participants (loans) are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 and 2011. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document. Participants may borrow from their fund accounts a maximum loan amount equal to the lesser of 50% of the value of the Participant’s vested balance of their account, reduced by any outstanding loan balance, or $50,000. The loans bear interest based on the Reuters Prime Rate as adjusted monthly. The interest rates on participant loans for the year ending December 31, 2012, range from 4.25% to 9.25%. Principal and interest are paid ratably through monthly payroll deductions.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings and may be charged with an allocation of administrative expenses (although the Company currently does not allocate such administrative expenses to participant accounts) and other applicable Plan expenses (such as for initiating a Plan loan). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time as well as terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, the Company will direct either (a) that the investment manager and trustee continue to hold the participants’ accounts in accordance with the Plan, or (b) that the investment manager and trustee immediately distribute to each participant all amounts in the participant’s account in a single lump-sum payment. In the event of Plan termination, participants would become 100% vested in their employer contributions.

Vesting

Employee pre-tax and after tax contributions are at all times 100% vested and nonforfeitable. Plan participants become 100% vested in employer contributions after three years of service as described in the Plan document.

Forfeitures

Amounts forfeited by participants are used to reduce future employer contributions or pay Plan expenses. Forfeitures used to reduce employer contributions and pay plan administrative expenses during the year ended December 31, 2012 amounted to $221,572 ($445,155 in 2011). For the year ended December 31, 2012, the amount in the forfeited non-vested accounts totaled $390,291 ($240,345 in 2011).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounts of the Plan are maintained on an accrual basis of accounting. Certain expenses incurred by the plan administrator, investment manager and trustee for their services and costs in administering the Plan are paid directly by the Company.

As described in Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) Subtopic 946-210, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Accounting Estimates

The process of preparing financial statements in conformity with U.S. generally accepted accounting principles requires management to use estimates and assumptions that affect certain types of assets, liabilities and changes therein. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Pension Committee determines the Plan’s valuations policies utilizing information provided by the investment advisers and custodian. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated May 13, 2010, stating that the Plan is qualified under Section 401 (a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has since been amended, but the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the tax authorities. Management has evaluated the Plan’s tax positions and concluded that as of December 31, 2012 the Plan had maintained its tax exempt status and had taken no uncertain tax positions that required an adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the Plan’s financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for years prior to 2009.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Recently Issued Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update 2011-04, “Fair Value Measurement”. The update established common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. generally accepted accounting principles and International Financial Reporting Standards. The amendments in this update are to be applied prospectively during annual periods beginning after December 15, 2011 for the Plan. Other than requiring additional disclosures, the adoption of this update did not have a material impact on the Plan’s financial statements.

3. FAIR VALUE MEASUREMENT

ASC 820 establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Company’s assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. There have been no changes in the methodologies used at December 31, 2012 and 2011.

The Plan’s assets are invested in the common stock of Westinghouse Air Brake Technologies Corporation, a common collective trust, and several mutual funds through Fidelity Management Trust Company, the Plan custodian and trustee. The following is a description of the valuation methodologies used for assets measured at fair value.

Employer Securities: These investments consist of common stock valued at the closing price reported on the active market on which the individual securities are traded.

Shares of Registered Investment Companies: Valued at the quoted Net Asset Value (NAV) of shares held by the Plan at year end.

Common Collective Trust: The collective trust fund is stated at fair value as determined by the issuer based on the fair value of the underlying investments. The collective trust fund’s underlying investments seek to preserve capital and provide a competitive level of income over time that is consistent with the preservation of capital. The collective trust fund does not have any unfunded commitments relating to its investments, nor any significant restrictions on redemptions. Participant-directed redemptions can be made on any business day and do not have a redemption notice period. Certain events, such as a change in law, regulation, administrative ruling or employer-initiated termination of the Plan, may limit the ability of the Plan to transact the collective trust fund at contract value with the issuer. The Plan’s management does not believe that the occurrence of any such events is probable.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2012 (Level 1, 2 and 3 inputs are defined above):

		Fair Value Measurements at December 31, 2012 Using
Assets	Total Fair Value at December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Large Blend Shares of registered investment companies	$104,575,803	$104,575,803	$—	$—
Large Growth Shares of registered investment companies	53,929,854	53,929,854	—	—
Intermediate Shares of registered investment companies	13,032,651	13,032,651	—	—
Large Value Shares of registered investment companies	9,240,867	9,240,867	—	—
Mid Value Shares of registered investment companies	7,848,004	7,848,004	—	—
Small Blend Shares of registered investment companies	3,718,373	3,718,373	—	—
Small Growth Shares of registered investment companies	2,872,863	2,872,863	—	—
Employer securities	32,485,572	32,485,572	—	—
Common collective trust	39,343,387	—	39,343,387	—

Total	$267,047,374	$227,703,987	$39,343,387	$—

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2011 (Level 1, 2 and 3 inputs are defined above):

	Total Fair Value at December 31, 2011	Fair Value Measurements at December 31, 2011 Using
Assets		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Large Blend Shares of registered investment companies	$70,264,561	$70,264,561	$—	$—
Large Growth Shares of registered investment companies	46,988,390	46,988,390	—	—
Intermediate Shares of registered investment companies	11,125,268	11,125,268	—	—
Large Value Shares of registered investment companies	8,024,038	8,024,038	—	—
Mid Value Shares of registered investment companies	6,509,348	6,509,348	—	—
Small Blend Shares of registered investment companies	3,344,902	3,344,902	—	—
Small Growth Shares of registered investment companies	2,491,453	2,491,453	—	—
Employer securities	28,219,595	28,219,595	—	—
Common collective trust	38,463,299	—	38,463,299	—

Total	$215,430,854	$176,967,555	$38,463,299	$—

4. INVESTMENTS

The trustee of the Plan is Fidelity Management Trust Company (Fidelity) per the Trust Agreement dated June 21, 1990. Fidelity maintains the investments and provides recordkeeping functions for the Plan. The fair market values of individual assets that represent 5% or more or the Plan’s net assets as of December 31, 2012 and 2011 are as follows:

	December 31, 2012	December 31, 2011
Fidelity Managed Income Portfolio II Class I	$39,343,387	$38,463,299
Wabtec Stock Fund	32,485,572	28,219,595
Spartan 500 Index Fund – Investor Class	20,632,398	19,099,905
Fidelity Growth Company Fund	19,812,331	17,670,779
Fidelity Freedom K 2020 Fund	16,945,973	10,718,374	*
Fidelity Contrafund	16,579,627	14,236,263

*	Presented for comparative purposes only.

The contract value for the Fidelity Managed Income Portfolio II Class I is $38,276,406 for the year ended December 31, 2012 ($37,528,769 – 2011).

The Plan’s investments (including gains and losses on investment bought and sold, as well as held during the year) appreciated in value by $25,764,179 as of December 31, 2012 (the Plan’s investments appreciated in value by $351,080 in 2011) as follows:

	Year ended December 31,
	2012	2011
Employer Securities	$6,906,310	$7,365,928
Shares of registered investment companies	18,857,869	(7,014,848)

Total appreciation	$25,764,179	$351,080

5. PARTY-IN-INTEREST TRANSACTIONS

Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees incurred by the Plan for investment management services are included in unrealized gain (loss) on investment transactions, as they are paid through revenue sharing, rather than a direct payment. Fees paid by the Plan for professional, legal, and accounting expenses amounted to $108,673 for the year ended December 31, 2012 ($127,440 in 2011). All remaining expenses paid by the Plan represent fees paid by the participants for the setup of loans and maintenance. The Plan also invests in Wabtec Stock. Wabtec is the plan sponsor, and therefore, transactions qualify as party-in-interest. Investment income (loss) from parties-in-interest and interest from participant loans amounted to $25,953,771 for the year ended December 31, 2012 ($6,182,808 in 2011).

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	Year ended December 31,
	2012	2011
Net assets available for plan benefits per the financial statements	$285,674,909	$226,249,347
Investments	7,743,523	6,402,998
Notes receivable from participants	(7,743,523)	(6,402,998)
Adjustment from fair value to contract value for fully benefit responsive investment contract	1,066,981	934,530

Net assets available for plan benefits per the form 5500	$286,741,890	$227,183,877

The following is a reconciliation of the net increase in net assets available for plan benefits per the financial statements to the Form 5500:

	Year ended December 31,
	2012	2011
Net increase in net assets available for plan benefits per the financial statements	$37,630,147	$12,783,340
Less: Prior year adjustment from fair value to contract value for fully benefit responsive investment contract	(934,530)	(353,144)
Plus: Current year adjustment from fair value to contract value for fully benefit responsive investment contract	1,066,981	934,530

Net increase in net assets available for plan benefits per the Form 5500	$37,762,598	$13,364,726

7. PROHIBITED TRANSACTIONS

During 2012, the Plan sponsor inadvertently failed to deposit approximately $151,921 of participant elective deferral contributions within the required timeframe as stated by United States Department of Labor (“DOL”) regulations. The Plan sponsor corrected this error involving delinquent contributions by contributing those amounts to the Plan (with earnings) and filed a Form 5330 and paid the applicable excise tax. The excise tax payments were made from the Plan sponsor’s assets and not the assets of the Plan.

In addition, during 2012, the Plan sponsor inadvertently failed to deposit approximately $4,569 of participant loan repayments within the required timeframe as stated by DOL regulations. The Plan sponsor will correct this error involving delinquent loan repayments by contributing those amounts to the Plan (with earnings) and filing a Form 5330 and paying the applicable excise tax. The excise tax payments will be made from the Plan sponsor’s assets.

During 2011, the Plan sponsor inadvertently failed to deposit approximately $2,779 of participant elective deferral contributions and loan repayments within the required timeframe as stated by DOL regulations. The Plan sponsor corrected this error involving delinquent contributions by contributing those amounts to the Plan (with earnings) and filed a Form 5330 and paid the applicable excise tax. The excise tax payments were made from the Plan sponsor’s assets and not the assets of the Plan.

WABTEC SAVINGS PLAN

PLAN NUMBER 004

EMPLOYER IDENTIFICATION NUMBER 25-1615902

SCHEDULE OF ASSETS HELD

DECEMBER 31, 2012

Identity of Issuer	Description of Asset	Fair Value
Fidelity	Fidelity Managed Income Portfolio II Class I*	$39,343,387
Wabtec	Wabtec Stock Fund *	32,485,572
Fidelity	Spartan 500 Index Fund – Investor Class*	20,632,398
Fidelity	Fidelity Growth Company Fund*	19,812,331
Fidelity	Fidelity Freedom K 2020 Fund*	16,945,973
Fidelity	Fidelity Contrafund*	16,579,627
JP Morgan	JP Morgan Core Bond Select CL	13,032,651
Fidelity	Fidelity Blue Chip Growth Fund*	12,109,913
Fidelity	Fidelity Freedom 2030 Fund*	10,848,571
Fidelity	Fidelity Freedom 2025 Fund*	10,644,088
Fidelity	Fidelity Freedom 2015 Fund*	9,511,177
Fidelity	Fidelity Equity-Income Fund*	9,240,867
Fidelity	Fidelity Freedom 2040 Fund*	8,561,077
Wabtec Savings Plan	Participant Loan Fund* (Interest rates range from 4.25% to 9.25%)	7,743,525
Fidelity	Fidelity Overseas Fund*	6,095,087
Fidelity	Fidelity Freedom 2035 Fund*	5,606,037
Capital Research and Management Company	American Funds EuroPacific Growth Fund Class R4	5,427,982
Fidelity	Fidelity Low-Priced Stock Fund*	5,061,881
Fidelity	Fidelity Freedom 2010 Fund*	3,811,756
Wells Fargo Funds Management	Wells Fargo Small Cap Value CL Z	3,718,373
Morgan Stanley Investment Management	MSIF Small Company Growth Portfolio Class P Shares	2,872,863
Goldman Sachs Asset Management	Goldman Sachs Mid Cap Value CL A	2,786,122
Fidelity	Fidelity Freedom 2045 Fund*	2,525,167
Fidelity	Fidelity Freedom 2050 Fund*	2,515,027
Fidelity	Fidelity Freedom Income Fund*	2,019,405
Vanguard	Total BD Market Fund	1,791,048
Fidelity	Fidelity Freedom 2000 Fund*	1,496,509
Fidelity	Fidelity Freedom 2005 Fund*	791,121
Fidelity	Fidelity Freedom 2055 Fund*	335,245
Geode Capital Management	Spartan EXT Market Index	310,432
Vanguard	Total International Stock Fund	135,687

		$274,790,899

*	The above named institution is a party-in-interest.

WABTEC SAVINGS PLAN

PLAN NUMBER 004

EMPLOYER IDENTIFICATION NUMBER 25-1615902

SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT

PARTICIPANT CONTRIBUTIONS

DECEMBER 31, 2012

Year	Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions					Total Fully Corrected Under VFCP and PTE 2002-51
	Includes Late Participant Loan Repayments	Contributions Not Corrected		Contributions Corrected Outside VFCP		Contributions Pending Correction in VFCP

2012	Yes	$4,569	*	$151,921	**	$0	$0

2011	Yes	$0		$2,779	***	$0

*	Represents loan repayments that were not deposited in the trust on a timely basis. The Plan sponsor will correct the error involving delinquent loan repayments by contributing the repayment amounts to the Plan (with additional earnings) and filing an excise tax return with the Internal Revenue Service.
**	Represents participant elective deferral contributions that were not deposited in the trust on a timely basis. The Plan sponsor has corrected the error involving these delinquent contributions by contributing the amounts to the Plan (with additional earnings) and filing an excise tax return with the Internal Revenue Service.
***	Represents participant elective deferral contributions and loan repayments that were not deposited in the trust on a timely basis. The Plan sponsor has corrected the error involving these delinquent contributions by contributing the amounts to the Plan (with additional earnings) and filing an excise tax return with the Internal Revenue Service.

SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wabtec Savings Plan

By	/s/ Scott E. Wahlstrom
Scott E. Wahlstrom
Senior Vice President, Human Resources and Plan Administrator of the Wabtec Savings Plan

June 28, 2013